Filed by Spartan Stores, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spartan Stores, Inc.

Commission File No.: 000-31127

Date: July 30, 2013

Spartan Stores

Annual Meeting of Shareholders

July 30, 2013

Craig Sturken:

Good morning. I am Craig Sturken, Chairman of Spartan Stores, Inc. Welcome to the Annual Meeting of Shareholders of Spartan Stores. Alex J. DeYonker, General Counsel and Secretary of the Company, will act as Secretary of the meeting. We will conduct the business portion of the meeting first. Following that, Dennis Eidson, Chief Executive Officer and President, will present a report on the Company. At the conclusion of his comments, there will be an opportunity for questions concerning the subject matter of today’s meeting. Alex, please report on the shares represented at this meeting.

Alex DeYonker:

Thank you, Craig. There are 21,894,827 shares entitled to vote at our meeting this morning. So a quorum is present. The preliminary tabulation shows that at least 19,455,000 shares out of that total of 20,894,827 are represented in person or by proxy. These shares represent over 88 percent of the total number of shares of entitled to vote at our meeting. Eric Turry and Charles DeWitt have been appointed as Inspectors of Election for this meeting.

Please note that there are rules of conduct established under our bylaws which govern this meeting. The rules were available at the registration desk as you came in. I will not be reading the minutes from last year’s Meeting of Shareholder, but those minutes are available, however, for inspection by any interested shareholder upon request, please direct that request to my attention.

As you know, on July 22nd, we announced the signing of a merger agreement with the Nash Finch company. As part of that announcement, we issued a press release, held a conference call with investors that was webcast to the public, and issued a current report on form 8K. Those documents have been filed with the Securities and Exchange Commission and can be viewed by the public at no charge at the SEC’s website, www.sec.gov. They are also available free of charge in the Investor Relations section of our corporate website, www.spartanstores.com. We have no new information to report at this time about the merger, but as a reminder, the merger is not under consideration at today’s annual meeting. At a special meeting to be held in the future, the Company’s Shareholders will have an opportunity to consider and vote on the proposed issuance of Spartan stock and the merger.

Within the next several weeks, we will file a registration statement with the SEC that will include a joint proxy statement of Spartan Stores and Nash Finch. The joint proxy statement will have detailed information about the merger and the shareholder approval process. We urge you to read the joint proxy statement carefully and in its entirety when it becomes available. In addition, we also expect to file other documents with the SEC concerning the proposed merger in the coming week as developments occur. Craig.

Craig Sturken:

The meeting is now open for the transaction of business. We have three business items submitted for shareholder voting which Alex will review.

Alex DeYonker:

Each of the three proposals is discussed in our proxy statement which we furnished to our shareholders. The first item to be considered at this meeting is the election of Directors. Our Board, the Board of Directors proposes that eight nominees be elected as directors to hold office each for a term of one year expiring in 2014. As you may recall, in 2010, the Company began the process of declassifying the Board of Directors and implementing the annual election of Directors. That process is now complete, and all members of the Board of Directors will stand for election at each annual meeting beginning with this meeting.

Now I ask each nominee to stand as I introduce you. First, Shan Atkins, Dennis Eidson, Frank Gambino, Yvonne Jackson, Timothy O’Donovan, and Craig Sturken, who is already standing. Wendy Beck, one of the nominees, was not able to attend our meeting because of a prior commitment, but she is also a nominee this year. And Beth Nickels. I apologize, Beth. You are a nominee. I just didn’t read it. I did want to mention, however, that Fred Morganthall, was named as a nominee in our proxy statement, and as we previously disclosed, Mr. Morganthal resigned as a Director of the Company on July 19th, and is not standing for election. Now there are no other nominations that have been made according to the procedures provided by our articles and bylaws, therefore, the nominations are closed.

The next business item to be considered at this meeting is the approval on an advisory basis of the compensation of the Company’s named Executive Officers. The following resolution is proposed: Resolved that the shareholders of Spartan Stores, Inc., the Company, approve on an advisory basis the compensation of the Company’s named Executive Officers as disclosed in the Company’s proxy statement for the 2013 Annual Meeting of Shareholders under the heading entitled “Executive Compensation.” And your Board of Directors recommends that the shareholders vote to approve the resolution.

The next business item is the ratification of the selection of Deloitte & Touche as our auditors. The Audit Committee of the Board of Directors approved this election of Deloitte & Touche as the Company’s independent auditors for fiscal 2014, the current fiscal year that we are in. The Audit Committee and the Board of Directors recommend that the shareholders vote to ratify this election of Deloitte & Touche. And the following resolution is proposed; Resolved that the selection of Deloitte & Touche LLP as the independent auditors of Spartan Stores Inc. for the fiscal year ending March 29, 2014, as presented in Spartan Stores’ proxy statement dated June 14, 2013 is ratified.

Now written ballots have been cast to vote all shares for which proxies have been returned to the Company. If you have returned a proxy, your shares will be voted according to your instruction. It is not necessary to vote by ballot at this time unless you wish to change your vote. Is there any shareholder here today who would like to change their vote? Seeing none, Mr. Chairman we’ve (inaudible).

Craig Sturken:

Thank you. The polls are now closed while the ballots are be tabulated, it is my pleasure to introduce the Corporate Officers of Spartan Stores other than Dennis Eidson and Alex DeYonker, whom I have already introduced. Dave Staples, CFO, Ted Adornato, EVP of Wholesale Operations, Derek Jones, EVP of Retail Operations, Alan Hartline, EVP of Merchandising and Marketing, Dave Couch, Vice President of I.T., and Tom Van Hall, Vice President, Finance. Deloitte & Touche is our auditor for the past year and current fiscal year. Representatives of Deloitte who are here today are Mike Gaudino, Lou Moran, and Tina Wheeler. Welcome. Alex, please report on the inspector’s count and the outcome of the three items presented to the shareholders.

Alex DeYonker:

Thank you, Craig. Not less than 17,072,000 shares, which is 92% of the shares voting, excuse me, 97% of the shares voting, were voted in favor of the election of each of our nominees named in the proxy statement. Therefore, each of the nominees has been elected as a Director. Not less than 16,722,000 shares, which is 95% of the voting shares, were voted in favor of the approval of the compensation of the Company’s named Executive Officers on an advisory basis. Therefore, the advisory vote is approved. Finally, not less than 19,000,130 shares, which is 98% of the shares voting, were voted in favor of the ratification of the selection of Deloitte & Touche, therefore this selection of Deloitte & Touche is also ratified.

Final report of the inspectors of election that will contain a formal tabulation of the shares voted will be filed with the minutes for this meeting. In addition, the Company will disclose the results of the voting in a current report on form 8K to be filed with the Securities and Exchange Commission not later than four days after today’s meeting. Craig.

Craig Sturken:

Thank you. Because there is no further business to come before the shareholders, the business portion of the meeting is adjourned. With the completion of the formal business of the meeting, we will now have a report on the business of the Company. Following the report, there will be an opportunity for questions from shareholders. At this time, the President and Chief Executive Officer, Dennis Eidson, will present a report.

Alex DeYonker:

Thank you, Craig. Before Dennis begins, I would like to say that today’s presentations will include forward-looking statements. Forward-looking statements relate to expectations about future results or events including the pending merger with Nash Finch Company and they’re based upon information that’s available to Spartan and Nash Finch as of today’s date. And are not guarantees of the future performance of Spartan, Nash Finch, or the combined Company. Actual results may vary materially from the results and expectations discussed. These forward-looking statements are subject to the qualifications and disclaimers as summarized in the slide which will be posted with this document.

Dennis Eidson:

Thank you. I’d like to start by giving a few highlights of our fiscal year that ended at the end of March. We achieved $106 million of EBITDA last year. That happens to be the third time in the Company’s history that we’ve gone over the $105 million mark for EBITDA. We increased retail and distribution sales $.61 billion last year, and for the third year in a row, we increased our dividend from $0.32 to $0.36 We continue to make strategic investments in our asset base and we’ll talk a little bit more in detail about that and welcome the new distribution customer to the Spartan family.

Moving to the consolidated net sales, on a 52-week basis, you can see the $2.61 billion was positive versus a year ago and two years ago, in fact, marks the high water mark for sales during my tenure with the Company going back to 2003. Also noteworthy is that both segments increased in revenue last year. Adjusted earnings per share from continuing ops on a 52-week basis also increased to $1.43 a share from $1.39 a share, and you can see there are two consecutive years of improvement on our EPS metric.

Moving on to capital expenditures in the business, you can see the cap ex for the past two years, very similar in that $42 million range, and you can also note that some 80 percent of that cap ex or $33.2 million was devoted to the retail segment. We worked hard as a Company over the past several years to update the fleet of stores that we have in the retail portfolio and we’re really pleased with the results we’ve been able to generate, and I’d like to walk you through some of the highlights of fiscal ‘13 and what’s coming in fiscal ‘14.

We did actually complete five major remodels in fiscal ‘13. Two probably a little more noteworthy than the others, very significant changes to the Traverse City, Chumm’s Corner location, as well as right here in Grand Rapids, where we did a major remodel to the Lake Michigan Drive (ph) store. Both stores are performing fairly well with the remodel activity. Big wins at Lake Michigan drive as we really reconfigured that box. Additionally, both of those stores received a new fuel center. We are currently operating 30 fuel centers in the portfolio, and it was just a few years ago when we were at zero. It’s been a strategic plank for the Company’s go-to-market strategy at retail and we’re extremely pleased with the results.

We also acquired a supermarket in the greater Grand Rapids marketplace, Forest Hills Foods. A great store, outstanding loyal customer base and that store also came to us with a fuel center in place.

We continue to test a limited assortment store concept called Valu Land, intended to compete with the likes of Save-A-Lot and Aldi. These stores are operating with approximately 6,000 items in the store. It is still a test. We have seven — had seven stores open by the end of last fiscal year, and we’re pretty encouraged by some of the more recent performances that we’ve seen in that portfolio.

Moving on to 2014, we intend to rebanner up to 13 Glen stores of Family Fare. That will leave only 10 Glen stores with the Glen’s banner when we begin the next fiscal year, and the intention would be to reconfigure those to Family Fare in the following year, going to one brand for West Michigan and Northern Michigan in our middle segment is going to give us more leverage for the consumer, broader voice that will help us with our media spend in order to have a better presence. So we’re looking forward to that.

Twelve minor remodels will come along with the activity next year, most of them associated with the Glen’s rebannerring. We’ll have three major remodels in the plan for next year and the plan is to open one to three Valu Lands in this fiscal year. In fact, a week ago yesterday, we opened our eighth Valu Land store. It would be the second location operational in the greater Lansing marketplace, and we’re off to a pretty good start there, feeling pretty good.

In the distribution segment, we had sales growth for the second consecutive year as we just discussed. We did ratify a new three-year labor agreement with the Teamsters that operate the warehouse and the transportation function. We not only got the agreement done, we have a very competitive wage and benefit package in place, and increased the operational efficiencies with the terms of the agreement.

Private brands continues to be an extremely important part of our strategy. We actually added some 437 new private brand items last year, bringing the total to around 4200 SKUs of private brands. We continue to operate that private brand business with a strong penetration as tracked by AC Nielsen. If we look at all those, last fiscal year, some 24.6% of all of the SKUs stand at the front end of our corporate stores for private brand products. That’s about 1.4% better than the national average, and kudos to the team.

We also increased our independent store base. We’re now up to 390 independent stores that we supply. A big reason for the growth was we welcomed Chief Supermarkets into the Spartan family. As you know, it’s been a strategic initiative to grow our business outside of the Michigan footprint. Chief brings us 11 stores in central Ohio, and their annualized purchases will put them in the top five customers for Spartan Stores on the distribution segment side.

Mentioned earlier that we increased the dividend, that is the third consecutive year we’ve done that. In fact, fiscal ‘11, the dividend on an annual basis was $0.20. We moved that to $0.26 in fiscal ‘12, that’s the 30% increase, moved it up to $0.32, and then this past year as I indicated earlier, once again moved it up to $0.36. I think that not only demonstrates confidence in our business strategy, but it also signifies that we have a significantly healthy cash flow as a Company.

Turning to the recently announced merger between Spartan Stores and Nash Finch, that was announced on July 22nd, just a week ago yesterday, I wanted to go through some of the basics of the merger. The transaction is a tax-free stock for stock merger. The exchange ratio works this way, for every share of Nash Finch stock you have, it will be exchanged for 1.2 Spartan store shares. The pro forma ownership of the combined Company will be 57.7% for the Spartan shareholders and 42.3% going to the Nash Finch shareholders.

The Chairman of the Board of the combined Company will be Craig Sturken, and I’ll have the privilege of leading the Company as its President and CEO. Our Board of Directors will be comprised of 12 Board Members, seven of them emanating from the Spartan Board, and five from the Nash Finch Board of Directors.

As to some of the financial benefits, there are approximately $50 million in expected cost synergies as a result of the transaction. I’m going to talk a little bit about those further in the presentation. We do expect that we’ll fully realize that $50 million within three years following the transaction close. The transaction expected to be accretive to EPS in year one. That would be excluding any non-recurring costs that we may experience. The strong cash flow and the capital structure is going to allow us to continue to grow the business to pay down debt and, of course, to offer an attractive dividend which we announced last week would start at $0.48 per share. There are some closing conditions, not the least of which, as Alex pointed out, we will require shareholder approval by both shareholder basis, yet we expect the transaction to close by the end of the fiscal year.

Now we come to the strategic benefits of the merger, and there are many, it certainly creates a strong platform for growth. We get scale, we get geography, and we certainly get complementary capabilities. Both companies operate in the retail food segment, we have a strong presence in the wholesale food segment, and Nash Finch currently is the market share leader with regard to supplying commissaries and exchanges in the United States.

As I mentioned earlier, we unlock significant value to the shareholders with the $50 million of synergies that we’ve identified, and there’s plenty of upside potential as we combine the two companies. Increased customer penetration, there are simply areas that we have goods and services at Spartan that are not replicated in all of the same regions with Nash Finch and vice versa. A couple examples of that could be we have our own print facility, we print nearly all of the circulars for our corporate stores and most of our independents. Nash Finch doesn’t have that capability. We are a very large supplier of produce in the Great Lakes region. That’s an offer that is not domiciled within the Nash Finch portfolio. Nash Finch is very aggressive with their selling of tobacco and cigarettes, not only to their own customers but also — independent customers, but also to Dollar General. We do not sell tobacco and cigarettes as a wholesaler. There are other examples of that in the two portfolios. You can see how the two coming together make us far, far stronger.

New customer additions, we believe that the presence of a $7.5 billion wholesaler with a wide array of goods and services will make us more appealing to other customers, and the expansion into the new business segment. Nash Finch has a strong relationship with Dollar General, but there are other classes of trade that this footprint will be in a great position to serve.

Then building on the best of both, both companies have wonderful Management teams and we believe leveraging those is clearly an enabler to an improved performance of the combined companies going forward.

On the right-hand side of the slide, you can see the balance that comes with this merger of equals. The grocery distribution segment will be 39% of the business. Military distribution will be 31%, and retail 30%, pretty balanced portfolio. A $7.5 billion enterprise, 22 distribution centers, 177 retail stores, nearly 16,000 associates and both companies very proud of their strong private brand portfolio.

From a geographic perspective, this map is intended to demonstrate the footprint. As you know, Spartan Stores has predominantly worked in Michigan, Indiana and Ohio, and kind of finds itself quite central to the footprint you see on the map. The green is the areas of the country where Nash Finch and Spartan will have distribution business independent retailers. The blue dots, as you can see, are the distribution centers that supply those independent customers. There are 14 of those distribution centers well dispersed across the map. The red diamonds represent the eight Military distribution centers that Nash Finch uses to supply the Military business across the United States. When you put that together, it is a very large and strong quite unique and frankly non-replicable network that we believe, will allow us to accomplish a lot from a strategic perspective with growing our business, not only inside the existing channels but in other channels as well.

I mentioned the synergies earlier in the presentation, and they are substantial in nature. As I mentioned, $50 million of cost synergies, we’re anticipating $20 million of those synergies will be realized in year one. They come in many buckets. We kind of consolidated them here into four, certainly will be consolidation of corporate functions, merchandising, a big benefit we think in procurement, I.T. as we have currently duplicative I.T. infrastructure in place, and distribution efficiencies.

Those are the buckets and that’s the amount, but the process that we engaged in with Nash Finch to determine the synergies was extremely robust. Matter of fact, we didn’t spend more time on any other issue than we did on this one. Our Management team, as well as the Nash Finch Management team, is totally committed to achieving the $50 million in synergies. We actually contracted with third party providers to help us vet them. We have a strong plan in place for us to be able to deliver on those synergies, and they’re significant when you look at the EBITDA, both companies are in that $100 million range and nearly 50% of either Company’s EBITDA is going to be achieved in synergies. A pretty compelling story.

Integration is also critical to any combination of companies. We recognize that. We’ve been very active with regard to integration planning, both (ph) consolidation of these two companies is certainly imperative to get all of the benefits out of the merger, and I will tell you that the number one objective of the Management teams is that we made sure we achieve the synergies, as well as the integration of these two companies in a very seamless way. We’re really excited about the opportunity as we move forward.

In summary, it’s transformational for Spartan Stores. It creates a stronger and much more balanced Company, as I indicated, the substantial cost synergies will be shared by both shareholders. We have upside through, not only the Management teams themselves, but deploying best practices from each Company into one. The capital structure allows us significant flexibility, and the free cash flow as well will allow us to continue to invest in the Company, deleverage the combined Company and to pay an attractive dividend.

I think importantly in the long term, this positions the Company as a potential leading consolidator in this space. The space is somewhat fragmented, and this new Company positions themselves to win in that fragmented industry going forward. Mr. Chairman, that is my report.

Craig Sturken:

Thank you, Dennis. Well done. We will now take questions from the audience. Please note that to ask questions, you must either be a shareholder as of June 3rd, 2013 record date, or a duly appointed proxy of such a shareholder. Also, you must return a question card.

We will attempt to answer questions in the order that they were received. When I call you, please stand and state your name and whether you are a Spartan Stores shareholder or a dually appointed proxy of a Spartan shareholder. If you are a proxy, please state your name of the shareholder that you represent. Do we have any questions? There being no further matters to discuss, this Annual Meeting of the Shareholders is adjourned. Thank you for attending our meeting.

Important Information for Investors

Communications in this transcript do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The issuance of Spartan Stores common stock in connection with the proposed merger will be submitted to the Spartan Stores’ shareholders for their consideration, and the proposed merger will be submitted to Nash Finch’s stockholders for their consideration. Spartan Stores will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement to be used by Spartan Stores and Nash Finch to solicit the required approval of their respective shareholders in connection with the proposed merger and will constitute a prospectus of Spartan Stores. Spartan Stores and Nash Finch may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF SPARTAN STORES AND NASH FINCH ARE URGED TO READ THE JOINT PROXY STATEMENT AND PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement and prospectus and other documents containing important information about Spartan Stores and Nash Finch, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Spartan Stores will be available free of charge on Spartan Stores’ website at www.spartanstores.com under the tab “Investor Relations” or by contacting Jeanne Norcross, Vice President Corporate Affairs, (616) 878-2830. Copies of documents filed with the SEC by Nash Finch will be available free of charge on Nash Finch’s website at www.nashfinch.com under the tab “Investors” or by contacting Kathleen Mahoney, Executive Vice President, General Counsel and Secretary, (952) 844-1262.

Participants in the Transaction

Spartan Stores, Nash Finch and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Spartan Stores and stockholders of Nash Finch in connection with the proposed transaction. Information about the directors and executive officers of Spartan Stores is set forth in its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on June 14, 2013. Information about the directors and executive officers of Nash Finch is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 11, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement and prospectus and other relevant materials to be filed with the SEC when they become available.